Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Haymaker Acquisition Corp. 4 (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-273117, of our report dated May 5, 2023, except for the second, fourth, fifth and sixth paragraphs of Note 5 as to which the date is July 14, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Haymaker Acquisition Corp. 4 as of March 31, 2023 and for the period from March 7, 2023 (inception) through March 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 14, 2023